POWCONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in this Annual Report on Form 40-F for the nine month period ended December 31, 2011 of Eurasian Minerals Inc. of our report dated April 26, 2012, relating to the consolidated financial statements, which report is filed as an exhibit to, and incorporated by reference in this Annual Report.

We also consent to the reference to us under the heading “Interest of Experts” in the Annual Information Form which is filed as an exhibit to, and incorporated by reference in this Annual Report on Form 40-F.

“DAVIDSON & COMPANY LLP”

Vancouver, Canada	Chartered Accountants

April 26, 2012